Exhibit 99.1

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements
June 30, 2006

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands, except share data)

	June 30, 2006	December 31, 2005
ASSETS
Bonds at fair value (amortized cost of $4,368,873 and $4,208,011)	$4,450,531	$4,370,469
Equity securities at fair value (cost of $54,462 and $54,370)	54,462	54,370
Short-term investments	47,045	133,283
Variable interest entities’ bonds at fair value (amortized cost of $1,149,432 and $1,155,832)	1,149,830	1,155,992
Variable interest entities’ guaranteed investments contracts at fair value (amortized cost approximates fair value)	944,214	1,021,791
Variable interest entities’ short-term investment portfolio	4,184	2,674
Total investment portfolio	6,650,266	6,738,579
Assets acquired in refinancing transactions:
Bonds at fair value (amortized cost of $48,445 and $65,865)	49,997	68,421
Securitized loans	273,877	296,965
Other	59,692	102,487
Total assets acquired in refinancing transactions	383,566	467,873
Total investments	7,033,832	7,206,452
Cash	47,421	10,376
Deferred acquisition costs	340,894	335,129
Prepaid reinsurance premiums	918,812	865,192
Reinsurance recoverable on unpaid losses	35,241	36,339
Other assets	1,271,584	1,162,562
TOTAL ASSETS	$9,647,784	$9,616,050
LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY
Deferred premium revenue	$2,480,862	$2,380,600
Losses and loss adjustment expenses	214,094	205,718
Variable interest entities’ debt	2,843,845	2,708,773
Deferred federal income taxes	241,123	238,342
Notes payable to affiliate	375,388	463,575
Surplus notes	108,850	108,850
Minority interest	42,157	254,123
Accrued expenses and other liabilities	374,919	353,643
TOTAL LIABILITIES AND MINORITY INTEREST	6,681,238	6,713,624
COMMITMENTS AND CONTINGENCIES
Preferred stock (5,000.1 and 0 shares authorized; 0 shared issued and outstanding; par value of $1,000 per share)
Common stock (400 shares authorized; issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital—common	841,971	841,828
Accumulated other comprehensive income (net of deferred income taxes of $30,332 and $58,198)	56,302	108,082
Accumulated earnings	2,053,273	1,937,516
TOTAL SHAREHOLDER’S EQUITY	2,966,546	2,902,426
TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER’S EQUITY	$9,647,784	$9,616,050

The accompanying Notes to Condensed Consolidated Financial Statements
are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(unaudited)
(in thousands)

	Six Months Ended June 30,
	2006	2005
REVENUES
Net premiums written	$256,076	$265,192
Net premiums earned	$209,435	$203,054
Net investment income	104,904	99,263
Net realized gains (losses)	(4,458)	(851)
Variable interest entities’ interest income	68,871	37,293
Net realized and unrealized gains (losses) on derivative instruments	41,577	(66,396)
Income from assets acquired in refinancing transactions	14,381	19,488
Net realized gains (losses) from assets acquired in refinancing transactions	(1,305)	5,282
Other income	6,775	12,253
TOTAL REVENUES	440,180	309,386
EXPENSES
Losses and loss adjustment expenses	11,184	10,222
Interest expense	13,267	17,811
Policy acquisition costs	30,631	31,606
Variable interest entities’ foreign exchange (gain) loss	95,655	(136,490)
Variable interest entities’ interest expense	72,654	51,621
Other operating expenses	41,351	37,617
TOTAL EXPENSES	264,742	12,387
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	175,438	296,999
Provision for income taxes	65,528	51,633
NET INCOME BEFORE MINORITY INTEREST	109,910	245,366
Minority interest	85,847	(79,391)
NET INCOME	195,757	165,975
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Unrealized gains (losses) arising during period, net of deferred income tax provision (benefit) of $(29,346) and $2,142	(54,529)	4,238
Less: reclassification adjustment for gains (losses) included in net income, net of deferred income tax provision (benefit) of $(1,480) and $5,905	(2,749)	10,967
Other comprehensive income (loss)	(51,780)	(6,729)
COMPREHENSIVE INCOME	$143,977	$159,246

The accompanying Notes to Condensed Consolidated Financial Statements
are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands)

	Six Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Premiums received, net	$254,486	$246,976
Policy acquisition and other operating expenses paid, net	(143,933)	(152,109)
Recoverable advances recovered (paid)	400	57
Losses and loss adjustment expenses paid	(1,373)	1,795
Net investment income received	100,040	94,758
Variable interest entities’ investment income received	18,365	15,641
Variable interest entities’ interest expense paid	(2,525)	―
Variable interest entities’ derivative payments	(12,006)	(11,992)
Federal income taxes paid	(42,201)	(43,882)
Interest paid	(13,509)	(18,068)
Income received from refinanced assets	13,810	22,590
Other, net	2,130	3,526
Net cash provided by (used for) operating activities	173,684	159,292
Cash flows from investing activities:
Proceeds from sales of bonds	654,176	789,409
Proceeds from maturities of bonds	83,091	67,976
Purchases of bonds	(874,545)	(922,472)
Purchases of property and equipment	(1,427)	(23,032)
Net decrease (increase) in short-term investments	86,238	(8,902)
Maturity of variable interest entities’ bonds	74,662	70,650
Purchases of variable interest entities’ bonds	―	(29,650)
Net decrease (increase) in variable interest entities’ short-term investments	(1,510)	(21,337)
Paydowns of assets acquired in refinancing transactions	42,986	59,222
Proceeds from sales of assets acquired in refinancing transactions	5,530	101,633
Other investments	36,324	2,127
Net cash provided by (used for) investing activities	105,525	85,624
Cash flows from financing activities:
Repayment of notes payable	(88,186)	(172,276)
Capital issuance costs	(478)	(732)
Dividends paid	(80,000)	(48,000)
Distribution to minority shareholders	―	(2,300)
Issuance of variable interest entities’ bonds	―	29,650
Repayment of variable interest entities’ debt	(73,500)	(50,730)
Net cash provided by (used for) financing activities	(242,164)	(244,388)
Net increase (decrease) in cash	37,045	528
Cash at beginning of period	10,376	10,005
Cash at end of period	$47,421	$10,533

(a)           In the first six months of 2006 and 2005, the Company received a tax benefit of $621 and $6,027, respectively, by utilizing its Parent’s losses. These amounts were recorded as capital contributions.

The accompanying Notes to Condensed Consolidated Financial Statements
are an integral part of these statements.

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.                 ORGANIZATION AND OWNERSHIP

Financial Security Assurance Inc. (the “Company”), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the “Parent”), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on municipal and asset-backed obligations. The Company also insures synthetic asset-backed obligations that generally take the form of credit default swap (“CDS”) obligations or credit-linked notes that reference specified securities or loans satisfying the Company’s underwriting criteria or reference pools of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans. Financial guaranty insurance written by the Company guarantees scheduled payments on an issuer’s obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other amounts due in accordance with the obligation’s original payment schedule or, at its option, to pay such amounts on an accelerated basis. In addition, the Company insures guaranteed investment contracts (“GICs”) issued by FSA Capital Management Services LLC (“FSACM”), FSA Capital Markets Services (Caymans) Ltd. and, prior to April 2003, FSA Capital Markets Services LLC (collectively, the “GIC Affiliates”), affiliates of the Company.

The Company consolidates the results of certain variable interest entities (“VIEs”), including FSA Global Funding Limited (“FSA Global”) and Premier International Funding Co. (“Premier”). The Company refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are also consolidated. The Company’s management believes that the assets held by the consolidated VIEs and the refinancing vehicles are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

2.                 BASIS OF PRESENTATION

The accompanying Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for a fair statement of the financial position, results of operations and cash flows at June 30, 2006 and for all periods presented. These Condensed Consolidated Financial Statements should be read in conjunction with the Company’s December 31, 2005 Consolidated Financial Statements and notes thereto. The accompanying Condensed Consolidated Financial Statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). The December 31, 2005 condensed consolidated balance sheet was derived from audited financial statements. The results of operations for the periods ended June 30, 2006 and 2005 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2006 presentation.

3.                 LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses (“LAE”), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

The Company calculates a loss and LAE liability based upon identified risks inherent in its entire insured portfolio. If an individual policy risk has a probable loss as of the balance sheet date, a case reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

The following table presents the activity in the non-specific and case reserves for the six months ended June 30, 2006. Adjustments to reserves represent management’s estimate of the amount required to cover the present value of the net cost of claims, based on statistical provisions for new originations. Transfers between non-specific and case reserves represent a reallocation of existing loss reserves and have no impact on earnings.

Reconciliation of Net Losses and Loss Adjustment Expenses

	Non- Specific	Case	Total
	(in millions)
December 31, 2005	$115.7	$53.7	$169.4
Incurred	11.2	―	11.2
Transfers	4.8	(4.8)	―
Payments and other decreases	―	(1.7)	(1.7)
June 30, 2006 balance	$131.7	$47.2	$178.9

Management of the Company periodically evaluates its estimates for losses and LAE and establishes reserves that management believes are adequate to cover the present value of the ultimate net cost of claims. However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

The gross and net par amounts outstanding on transactions with case reserves were $441.1 million and $371.2 million, respectively, at June 30, 2006. The net case reserves consisted primarily of six collateralized debt obligations (“CDOs”) transactions and one municipal transaction, which collectively accounted for approximately 94.5% of total net case reserves. The remaining nine exposures were in various sectors.

The Company is aware that there are differences regarding the method of measurement of the non-specific reserve among participants in the financial guaranty industry. Other financial guarantors may not establish a non-specific reserve or may call their non-specific reserve by a different name, such as, but not limited to, “unallocated losses,” “active credit reserves” and “portfolio reserves,” or may use different statistical techniques than those used by the Company to determine loss at a given point in time. Management and the industry expect accounting literature specific to the financial guaranty industry to evolve; however, management cannot predict or estimate the scope of the guidance or potential impact on the Company’s financial statements at this time.

4.                 DERIVATIVE INSTRUMENTS

Credit Default Swaps

The Company has insured a number of CDS with the expectation that these transactions will not be subject to a market value termination for which the Company would be liable. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and LAE as incurred and to record changes in fair value as incurred. The Company recorded net earned premium under these agreements of $23.2 million and $45.7 million for the three and six months ended June 30, 2006 and $23.8 million and $45.2 million for the three and six months ended June 30, 2005.

Changes in the fair value of CDS, which were losses of $3.2 million and gains of $26.0 million for the three and six months ended June 30, 2006 and losses of $17.2 million and $19.8 million for the three and six months ended June 30, 2005, were recorded in net realized and unrealized gains (losses) on derivative instruments in the condensed consolidated statements of operations and comprehensive income. The Company included net par outstanding of $69.9 billion and $66.6 billion relating to these CDS transactions at June 30, 2006 and December 31, 2005, respectively, in the asset-backed balances in Note 6. The gains or losses recognized by recording these contracts at fair value are determined each quarter based on quoted market prices, if available. If quoted market prices are not available, as is generally the case, then the determination of fair value is based on internally developed estimates. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal shadow ratings, the level at which the deductible has been set and the Company’s ability to obtain reinsurance for its insured obligations. The Company does not believe that the fair value adjustments are an indication of potential claims under the Company’s guarantees. The average remaining life of these contracts as of June 30, 2006 was 2.9 years. The inception-to-date gain on the balance sheet was an asset of $83.4 million at June 30, 2006 and $57.4 million at December 31, 2005 and is recorded in other assets.

Interest Rate and Foreign Exchange Rate Derivatives

FSA Global enters into derivative contracts to manage interest rate and foreign currency exposure in its VIE debt and VIE bond portfolio. All gains and losses from changes in the fair value of derivatives are recognized immediately in the condensed consolidated statements of operations and comprehensive income in net unrealized and realized gains (losses) on derivative instruments. These derivatives generally include interest rate and currency swap agreements, which are primarily utilized to convert fixed-rate debt and investments into U.S. dollar floating-rate debt and investments. The inception-to-date net unrealized gain on the outstanding derivatives used to economically hedge the VIE debt and VIE Bond Portfolio of $421.1 million and $433.7 million at June 30, 2006 and December 31, 2005, respectively, is recorded in other assets.

5.                 NOTES PAYABLE TO AFFILIATE

The Company has recorded $375.4 million of notes payable to an affiliate at June 30, 2006. These notes were issued by special purpose entities consolidated by the Company and formed to facilitate the refinancing transactions. Principal payments due under these refinanced notes for the remainder of 2006 and each of the next four years ending December 31 and thereafter, are as follows (in millions):

Principal Amount
2006	$23,709
2007	35,217
2008	35,511
2009	46,705
2010	42,985
Thereafter	191,261
Total	$375,388

6.                 OUTSTANDING EXPOSURE

The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The gross amount of financial guarantees in force (principal and interest) was $710.5 billion at June 30, 2006 and $685.1 billion at December 31, 2005. The net amount of financial guarantees in force was $515.8 billion at June 30, 2006 and $497.1 billion at December 31, 2005.

The net and ceded par outstanding of insured obligations in the municipal insured portfolio includes the following amounts by type of issues (in millions) at June 30, 2006 and December 31, 2005:

	Net Par Outstanding		Ceded Par Outstanding
Types of Issues	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
General obligation bonds	$92,436	$88,922	$25,924	$25,288
Housing revenue bonds	7,782	7,585	2,146	2,153
Municipal utility revenue bonds	38,504	37,245	14,110	14,092
Health care revenue bonds	12,778	11,789	9,798	8,889
Tax-supported bonds	41,213	40,622	16,905	16,776
Transportation revenue bonds	15,194	14,695	9,281	8,944
Other domestic municipal bonds	14,368	13,955	4,747	4,905
International obligations	15,183	12,247	11,778	9,417
Total municipal obligations	$237,458	$227,060	$94,689	$90,464

The net and ceded par outstanding of insured obligations (including FSA-insured CDS) in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at June 30, 2006 and December 31, 2005:

	Net Par Outstanding		Ceded Par Outstanding
Types of Collateral	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Residential mortgages	$15,513	$18,401	$2,589	$3,056
Consumer receivables	11,304	8,366	1,130	1,569
Pooled corporate obligations	45,755	47,253	10,202	11,141
Other domestic asset-backed obligations (1)	21,311	20,791	2,700	2,890
International obligations	30,034	29,075	10,587	11,487
Total asset-backed obligations	$123,917	$123,886	$27,208	$30,143

(1)          Includes net par outstanding of $14,463 million as of June 30, 2006 and $13,463 million as of December 31, 2005, respectively, relating to FSA-insured GICs issued by the GIC Affiliates.

7.                 VARIABLE INTEREST ENTITIES

Payments due under the VIE debt (including $1,062.3 million of future interest accretion on zero coupon obligations and excluding fair value adjustments of $126.4 million) in the remainder of 2006 and each of the next four years ending December 31 and thereafter, are as follows (in millions):

Principal Amount
2006	$14.3
2007	556.3
2008	119.9
2009	18.2
2010	94.4
Thereafter	2,976.6
Total	$3,779.7

8.                 OTHER ASSETS

The detailed balances that comprise other assets at June 30, 2006 and December 31, 2005 are as follows (in thousands):

	June 30, 2006	December 31, 2005
Other assets:
Fair value of VIE swaps	$421,104	$433,670
Fair-value adjustments on CDS	83,399	57,372
VIE other invested assets	275,008	266,978
Tax and loss bonds	120,067	105,324
Accrued interest on VIE swaps	126,567	108,421
Accrued interest income	59,126	53,101
Other assets	186,313	137,696
Total other assets	$1,271,584	$1,162,562